Filed by Accelrys, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933 (the “Securities Act”) and

deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934 (the “Exchange Act”)

Securities Act File No.: 333-166524

Subject Company: Symyx Technologies, Inc.

Exchange Act File Number: 000-27765

Accelrys Launches Pipeline Pilot 8.0 to Enable the Scientific Enterprise

Leading informatics platform enhanced to support larger numbers of scientists,

streamline workflows, improve collaboration, and reduce associated operating costs

SAN DIEGO, CA, May 5, 2010 – Accelrys, Inc. (NASDAQ: ACCL), a leading scientific informatics software and services company, today announced the release of Accelrys Pipeline Pilot™ 8.0. This latest release of Accelrys’ scientific informatics platform has been further developed to support a greater number of scientists and researchers working individually or as collaborative teams across the wider scientific R&D enterprise.

With Pipeline Pilot 8.0, research organizations can now utilize a single informatics platform across their entire R&D enterprise enabling scientists to work more efficiently and collaboratively, automating scientific workflows and capturing institutional best practices, while reducing associated operating costs.

“As a result of implementing Pipeline Pilot, we experienced 2.5 times the throughput on loading and scoring compounds, saved on IT labor costs due to the ease of maintenance, and reduced our software licensing fees on other point products,” said Neil Kirby, discovery information manager, Dow AgroSciences. “Pipeline Pilot is one of the few products I’ve seen that people really want to use to do their jobs – it makes things that are otherwise awkward to do easier and lets people get to their data quickly and flexibly.”

Accelrys Pipeline Pilot is a comprehensive scientific informatics platform and is used by more than 1,200 of the world’s top research-driven organizations to improve the productivity of individual and teams of scientists. With version 8.0, Accelrys is enabling the scientific enterprise with the introduction of new capabilities including: enhanced rapid application development and deployment; enterprise-class performance and scalability; enhanced security and administration; improved reporting and collaboration; and an expanded set of scientific protocol collections.

Pipeline Pilot’s 20+ Component Collections are the “building blocks” of the scientific informatics platform. The collections contain numerous components that allow researchers, developers and IT professionals to perform both science-specific and generic data-processing functions. Many of the Pipeline Pilot Collections were updated for version 8.0, with the most notable enhancements occurring within the Reporting, Imaging, Chemistry and Statistics Collections.

Other enhancements in Accelrys Pipeline Pilot 8.0 make it faster and simpler to build and debug protocol applications, automate scientific workflows, reduce cycle times and improve productivity.

“The team built an integrated data analysis, collaboration, and workflow system for medicinal chemistry project teams using Pipeline Pilot. A series of automated processes were built to gather, integrate, and store real and virtual molecules and their measured and calculated properties. All data for both real and virtual compounds of interest to the project team are brought together in a single user interface in the Project-Focused Activity and Knowledge Tracker (PFAKT) application, enhancing decision-making, improving team communication, and increasing efficiency through the medicinal chemistry design cycle,” said Bruce Lefker, Research Fellow at Pfizer. “Nearly 350 chemists at Pfizer’s Groton Research site are users of the PFAKT system.” This work was recently published-J. Chem. Inf. Model. 2009, 49, 2639–2649.

Support for Windows Server 2008 in 64 bit along with role-based authorization and remote server monitoring make the system more secure and easier to administer. In addition, interactive web-based reporting and new collaboration features deliver a range of capabilities needed for more productive scientific workgroup and enterprise-scale computing.

“Pipeline Pilot gives our R&D managers insight into the status and performance of drug discovery programs, improves communications within project teams and between different departments, and cuts costs,” said Dr. Johannes Floeckner, head of R&D information systems, Almirall.

Accelrys has also improved its integration with Microsoft® Office SharePoint® Server 2007, making it easier to deploy protocol applications, scientific research papers and reports for wider use across the R&D enterprise, enabling more effective collaboration and improving productivity.

“Scientific research organizations are increasingly looking to collaboration tools to enable researchers to work more closely together to bring new products to market more quickly than ever before,” said Michael Naimoli, director, U.S. life sciences industry solutions, Microsoft. “With the SharePoint integration improvements in Accelrys’ solution, users can more seamlessly access, share and update critical research data in real-time in order to further accelerate critical scientific research and development.”

For a complete list of Pipeline Pilot 8.0 enhancements or to register for the upcoming web seminar series, please visit www.accelrys.com/products/pipeline-pilot.

Pipeline Pilot 8.0 will be generally available at the end of May 2010.

About Accelrys, Inc.

Headquartered in San Diego, California, Accelrys develops scientific informatics software and solutions for the life sciences, energy, chemicals, aerospace, and consumer products industries Customers include many Fortune 500 companies and other commercial entities, as well as academic and government entities. Accelrys has a vast portfolio of computer-aided design modeling and simulation offerings which assist customers in conducting scientific experiments ‘in silico’ in order to reduce the duration and cost of discovering and developing new drugs and materials. Its scientific informatics platform underlies the company’s computer-aided design modeling and simulation offerings. The Accelrys platform can be used with both Accelrys and competitive products, as well as with customers’ proprietary predictive science products. Its flexibility, ease-of-use and advanced chemical, text and image analysis and reporting capabilities enable customers to mine, aggregate, analyze and report scientific data from disparate sources, thereby better utilizing scientific data within their organizations. For more information about Accelrys, visit http://www.accelrys.com/

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Contact:

Maria Krinsky

Kickstart for Accelrys

(415) 509-0498

mkrinsky@kickstartconsulting.com

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